Mail Stop 6010



	November 4, 2005


Steven Cozine
Director and Chief Executive Officer
Zandaria Ventures Inc.
535 Thurlow Street, Suite 600
Vancouver, British Columbia
Canada V6E 3C2

Re:	Zandaria Ventures Inc.
	Amendment No. 2 to Registration Statement on Form SB-2
      Filed October 21, 2005
	File No. 333-127389

Dear Mr. Cozine:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Summary, page 5

1. Please indicate in your "Summary" section whether you will need to raise funds within the next twelve months in order to continue your operations.

Certain Relationships and Related Transactions, page 13

2. Please disclose whether Mr. Cozine repaid the amount advanced to him on the date due.

Description of Business, page 15

3. We note your response to comment 13 in your letter dated
October
21, 2005. Please include disclosure in your prospectus which indicates why Mr. Cozine holds the claims in trust for the company.
Also, disclose whether this is a common procedure and the reasons for such procedure. Describe any materials risks from this arrangement in your "Risk Factors" section or provide us with your analysis as to why you believe no material risks are presented by this arrangement.

Geology Report, page 18

4. Please clarify your disclosure that previous gold, silver and copper was found on the property to indicate which of these minerals were found and whether these findings were economic reserves or trace amounts of those minerals. Please reconcile your disclosure here with your disclosure on page 7 that "[t]he Chip claims do not contain any known bodies of mineralization."

Plan of Operations, page 20

5. We note your response to comment 18 in your letter dated
October
21, 2005. Please add appropriate risk factor disclosure regarding the dilution your investors may face if you conduct future equity offerings.

Results of Operations for the period from inception through June
30,
2005, page 21

6. We note that you have restated your financial statements to reflect the property acquisition costs as an asset based on prior comments 25 and 26 and in accordance with EITF 04-02. Please revise your discussion of the results of operations on page 21 to remove the reference to $2,500 of property acquisition costs in your discussion of your operating expenses.

Report of Independent Registered Public Accounting Firm

7. Please refer to prior comments 22, 23 and 24. We note that the audit report included in Amendment 2 to the Form SB-2 does not include the changes specified in your responses. Please revise the filing to address the following:

* Please have your auditor revise its report to identify the statement of stockholders` equity as having been audited.

* Please also have your auditor revise its report to specifically identify the period for which the statements of operations, stockholders` equity and cash flows are covered by the report.
Include specific disclosure of the date of inception.

* Please have your auditor tell us why its report did not include an explanatory paragraph regarding your ability to continue as a going concern in light of disclosures throughout the filing that your auditor has raised doubt about your ability to continue as a going concern.

8. In addition, have your auditor tell us what consideration it has given to revising the audit report date in light of the restatement of the financial statements to properly account for the mineral property costs. Refer to AICPA Auditing Standards Section
561.06.a.

Financial Statements

9. We note that in Amendment 2 to the Form SB-2 you have removed your
March 31, 2005 audited financial statements. Please revise the filing to include your audited financial statements as of March 31,
2005 as required by Item 310(a) of Regulation S-B. Please note that your revised filing should also continue to include unaudited interim financial statements as of a date within 135 days of the filing of your amendment as required by Item 310(b) of Regulation S-B.

10. We note that you restated your March 31, 2005 financial statements to capitalize mineral property costs in accordance with EITF 04-02. To the extent you restate previously issued financial statements, you should revise the filing to label the financial statements as restated as appropriate and also to include a footnote in the financial statements that discusses the restatement and provides the disclosures required by paragraph 37 of APB 20. Please revise the filing to comply.

Statement of Cash Flows

11. Please refer to prior comment 26.  We note that you reflect the
full amount of the mineral claim as a tangible asset on the
balance
sheet as of June 30, 2005 with a corresponding liability for the remaining amount to be paid. In your statement of cash flows, you show cumulative cash used for investing activities of $20,000 for the acquisition of mineral property.  However, to date you have only paid
$2,500. We believe the remaining $17,500 should be disclosed as a non-cash investing activity. As such, please revise your statement of cash flows to remove the effects of the $17,500 from the
operating
cash flows section and also from the investing cash flows section. Please insert a supplemental disclosure of non-cash investing and financing activities relating to the $17,500 of unpaid amounts relating to the mineral property asset right. Refer to paragraph 32 of SFAS 95.

Note 2 - Significant Accounting Policies

Mineral Property Costs

12. Please revise this note to disclose the proper accounting policy for the mineral property costs. It appears that you have not updated this disclosure for the change in accounting resulting from prior comment 25.

Note 3 - Mineral Property

13. We note your response to comment 27 in your letter dated
October
21, 2005. Your disclosure in Note 3, however, continues to disagree with the date of the agreement (April 5, 2005) filed as an exhibit to your registration statement. Please reconcile.

14. We note from your disclosures on page 16 that the initial payment
of $2,500 was made on April 15, 2005, subsequent to your fiscal year
end. However, we note from your audited financial statements as previously filed that you reflected the $2,500 in your March 31, 2005 financial statements. Please tell us why you believe it is appropriate to record this transaction as of March 31, 2005. Alternatively, revise your March 31, 2005 financial statements to remove the effects of the acquisition of the mineral property rights.

15. Please revise this note to clarify for the reader that a liability of $17,500 relating to this mineral property purchase is included in accounts payable and accrued liabilities as of June
30,
2005.

Exhibit 5.1 - Legality Opinion

16. We note your response to comment 30 in your letter dated
October
21, 2005, but counsel has not properly consented to being named in the prospectus. Please file an opinion that obtains such consent.

* * *

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact David Burton at (202) 551-3626, or Kevin
Vaughn
at (202) 551-3643, if you have questions regarding our comments on the financial statements and related matters. Please contact Tim
Buchmiller at (202) 551-3635 or me at (202) 551-3800 with
questions
regarding our comments on any other part of your filing.

	Sincerely,



	Peggy A. Fisher
	Assistant Director
??

??

??

??

Steven Cozine
Zandaria Ventures Inc.
November 4, 2005
Page 5